Exhibit 99.1

Stock Exchange Announcement No. 13/2004
Copenhagen, Denmark
October 20, 2004

Olicom Reports Third Quarter 2004 Results

Olicom A/S (Other OTC: OLCMF) today announced a net loss for the third quarter of 2004 of 10.7 million Danish kroner (“DKK”), or US$ 1.8 million. The loss per share was DKK 0.63, or US$ 0.11 per share. The result for the first 3 quarters of the year is a loss of DKK 20.3 million, or US$ 3.4 million, equivalent to a loss per share of DKK 1.20, or US$ 0.20. All amounts expressed in dollars are calculated at the September 30, 2004, rate of exchange between the US dollar and the Danish krone.

As of September 30, 2004, shareholders’ equity was DKK 216.3 million, or US$ 36.1 million, corresponding to DKK 12.77 per share, or US$ 2.13 per share.

Olicom had cash of DKK 15.0 million, or US$ 2.5 million on September 30, 2004. Olicom’s cash position by the end of the quarter was negatively influenced by a short-term loan of DKK 4.0 million, or US$ 0.7 million, to a portfolio company. The short-term loan has been granted in connection to a product launch and is expected to be repaid before the end of the year.

The third quarter result is especially negatively influenced by a write-down of DKK 9 million, or US$ 1.5 million, of one of Olicom’s portfolio investments. The write-down is made in accordance with Olicom’s accounting principles according to which investments are valued at estimated market value. The company in question has encountered a difficult market climate, and it is presumed that this will not be improved in the near future.

In general Olicom’s other portfolio companies continued their positive development in the third quarter of 2004. Among the quarters’ most important events was ITE’s launch of the Hugo the Troll game CannonCruise for PlayStation2, PC and — for the first time as part of a joint launch — on mobile phones. In 2004 ITE expects increasing revenue and a significant improvement in the operating result.

Scalado closed a new round of financing of DKK 12.3 million, or US$ 2.1 million, in August. The company experiences considerable interest for its software to camera phones and received important orders from existing customers during the quarter.

LH Comlog continued its revenue increase, which for the full year is still expected to be up to 50%. In September, Sifira supplied its CallRecorder-service to CBB Mobil. The CallRecorder-service enables electronic recording of telephone conversations and was much debated in the Danish media. Launch of this and other Sifira services are currently being considered by a number of mobile phone operators, and Sifira expects to close more important service agreements before the end of the year.

The rest of Olicom’s portfolio companies performed according to expectations.

As previously announced it is Olicom’s opinion that more of the portfolio companies are mature enough to pursue an exit of the companies, and Olicom has initiated this. Favourable exits may prove to be time demanding, and it is therefore difficult to give estimates as to when they can be accomplished.

For the full year 2004 Olicom now expects a net loss of around DKK 22-25 million, or US$ 3.7-4.2 million. This expectation is based on the assumption that it will not be necessary to liquidate major portfolio companies or make further significant write-downs of the value of these companies. The risk of having to make further write-downs is still present.

“The development in most of the portfolio companies has in the third quarter 2004 confirmed the positive development we experienced during the first half of the year”, says Boje Rinhart, CEO at Olicom. “Especially worth noticing was Scalado, which in the quarter attracted a new investor and landed important orders. But we are also encouraged that ITE after some difficult years seems to be on the right track”.

For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or e-mail bri@olicom.com.

Attachments
Summary of Income Statement and Balance Sheet follow.

About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

     Attachments – Summary of Income and Balance Sheet

	Nine months			Three months
	Ended September 30,			Ended September 30,
	2003	2004	2004	2003	2004	2004
			Convenience			Convenience
			translation			translation
			USD			USD
	(Unaudited)
	(In thousands except for amounts per share)
Valuation adjustments, affiliated companies	0	(15,000)	($2,501)	0	(9,000)	($1,501)
Gross profit	0	(15,000)	(2,501)	0	(9,000)	(1,501)

Operating expenses
General and administrative	9,631	5,765	961	1,876	1,739	290
Restructuring charges	2,247	(38)	(6)	(65)	9	1

Total operating expenses	11,878	5,727	955	1,811	1,748	291

Income/(loss) from operations before interest and income taxes	(7,384)	(20,727)	(3,456)	(1,811)	(10,748)	(1,792)
Income from sale of activities	0	0	0	0	0	0
Interest income and other, net	1,740	389	65	697	76	12

Income/(loss) before income taxes	(5,644)	(20,338)	(3,391)	(1,114)	(10,672)	(1,780)
Income taxes	0	0	0	0	0	0

Net income/(loss)	(5,644)	(20,338)	($3,391)	(1,114)	(10,672)	($1,780)

Earnings/(loss) per share, basic	(0.33)	(1.20)	($0.20)	(0.07)	(0.63)	($0.11)

Earnings/(loss) per share, diluted	(0.33)	(1.20)	($0.20)	(0.07)	(0.63)	($0.11)

Weighted average shares outstanding including common stock equivalents, basic	16,938	16,938	16,938	16,938	16,938	16,938

Weighted average shares outstanding including common stock equivalents, diluted	16,938	16,938	16,938	16,938	16,938	16,938

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.9969 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments – Summary of Income and Balance Sheet (continued)

	December 31	September 30	September 30
	2003	2004	2004
			Convenience
			translation
	DKK	DKK	USD
	(Audited)	(Unaudited)	(Unaudited)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	41,326	14,989	$2,500
Outstanding amounts, affiliated companies	68,236	79,698	13,290
Accounts receivable	362	487	81
Prepaid expenses and other current assets	2,395	1,390	232

Total current assets	112,319	96,564	16,103

Long-term assets	619	194	32
Investments, property and equipment, net	80	51	9
Outstanding amounts, affiliated companies	20,000	20,000	3,335
Investments in affiliated companies	110,410	106,021	17,679

Total assets	243,428	222,830	$37,158

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,804	5,647	$942

Total current liabilities	5,804	5,647	942

Provisions:
Restructuring charges	1,033	903	151

Total provisions	1,033	903	151

Shareholders’ equity	236,591	216,280	36,065

Total liabilities and shareholders’ equity	243,428	222,830	$37,158

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 5.9969 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

Attachments – Summary of Income and Balance Sheet (continued)

Investments in Affiliated Companies as of September 30, 2004

	Owner's share(Non-diluted)	Investment (DKK 1,000)
Danacell A/S	16.7%	1,229
Decuma AB	16.8%	14,300
Hymite A/S	10.9%	14,402
ITE ApS	100.0%	22,373
LH Comlog A/S	22.5%	12,500
Scalado AB	48.2%	25,467
Sifira A/S	57.2%	17,961
Tpack A/S	22.3%	12,504

Total investment		120,736
Valuation adjustments		(14,715)
Investments in affiliated companies		106,021